BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

March 5, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

02015979

02 MAR 19 AM 8:57

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since December 12, 2001:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting

B. Copies of news releases issued during the relevant period.

C. Copy of BC Form 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

dlw 3/22

Enclosures

82-1285

02 MAR 19 AM 8:55

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 30, 2002
Ballad Ventures Ltd.	-	June 28, 2002
Buck Lake Ventures Ltd.	-	June 28, 2002
Cora Resources Ltd.	-	June 27, 2002
Maximum Ventures Inc.	-	March 28, 2002
Montoro Resources Inc.	-	February 21, 2002
Pacific Topaz Resources Ltd.	-	May 31, 2002
Pierre EnTerprises Ltd.	-	September 30, 2002
Primo Resources International Inc.	-	February 28, 2002
Totally Hip Software Inc.	-	February 26, 2002
Ventir Challenge Enterprises Ltd.	-	November 29, 2002

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

**BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY**

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Fax: (604) 669-5386

December 21, 2001

Trading Symbol: PPZ
12g3-2(b): 82-1285

PRIVATE PLACEMENT

Pacific Topaz Resources Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise up to $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company for $0.10 per share.

The proceeds of the private placement will be used to pay debt and for general corporate purposes. A finder's fee may be paid in shares on a portion of the private placement.

The private placement and finder's fee are subject to acceptance for filing by the Canadian Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.

per: [signature]
Dr. Marvin Palmer, President

02 MAR 19 AM 8:56

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Fax: (604) 669-5886

February 26, 2002

Trading Symbol: PPZ
12g3-2(b): 82-1285

PRIVATE PLACEMENT

Pacific Topaz Resources Ltd. announces that it is not proceeding with the private placement of its securities to raise up to $300,000 announced on December 21, 2001.

PACIFIC TOPAZ RESOURCES LTD.

per: _______________
Dr. Marvin Palmer, President

82-1281

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 21, 2001

Item 3. **Press Release**

Press Release dated December 21, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise up to $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer for $0.10 per share.

The proceeds of the private placement will be used to pay debt and for general corporate purposes. A finder's fee may be paid in shares on a portion of the private placement.

The private placement and finder's fee are subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of December, 2001.

Raymond Roland, Director